File No.____________

                       Securities and Exchange Commission
                                Washington, D.C.

                                    FORM U5A

                          NOTIFICATION OF REGISTRATION
                         Filed under Section 5(a) of the
                   Public Utility Holding Company Act of 1935

                      -------------------------------------

     The undersigned holding companies hereby notify the Securities and Exchange Commission that they register under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnish the following information as to the registrants and subsidiary companies thereof:

     1.   Exact name of registrants:

               AGL Resources Inc.


     2.   Address of principal executive offices:

               AGL Resources Inc.
               817 West Peachtree Street, N.W., 10th floor
               Atlanta, GA 30308


     3. Name and address of officer to whom notices and communications should be addressed:

               Paul Shlanta
               Senior Vice President and General Counsel
               AGL Resources Inc.
               817 West Peachtree Street, N.W., 10th floor
               Atlanta, GA 30308

     4. Required information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):

--------------------------------------------- ------------------ ---------------- ----------------------------------
Name of Company                               Form of            Country or       Type of Business
                                              Organization       U.S. State of
                                              (using the         Organization
                                              terminology of
                                              jurisdiction)
--------------------------------------------- ------------------ ---------------- ----------------------------------
AGL Resources Inc.                            Corporation        Georgia          Holding company
--------------------------------------------- ------------------ ---------------- ----------------------------------
    Atlanta Gas Light Company                 Corporation        Georgia          Gas utility company
--------------------------------------------- ------------------ ---------------- ----------------------------------
        Georgia Engine Sales and              Corporation        Georgia          Inactive
        Service Co
--------------------------------------------- ------------------ ---------------- ----------------------------------
        AGL Rome Holdings, Inc.               Corporation        Georgia          Owns property associated with
                                                                                  former manufactured gas plant
                                                                                  ("MGP") site in Rome, GA
--------------------------------------------- ------------------ ---------------- ----------------------------------
    Chattanooga Gas Company                   Corporation        Tennessee        Gas utility company
--------------------------------------------- ------------------ ---------------- ----------------------------------
    AGL Energy Services, Inc.                 Corporation        Georgia          Provides gas supply and asset
                                                                                  management services
--------------------------------------------- ------------------ ---------------- ----------------------------------
        Georgia Gas Company                   Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
        Peachtree Pipeline Company            Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
    Atlanta Gas Light Services, Inc.          Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
    Georgia Natural Gas Company               Corporation        Georgia          Owns TES, Inc. and an interest
                                                                                  in SouthStar Energy Services LLC
--------------------------------------------- ------------------ ---------------- ----------------------------------
        TES, Inc.                             Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
        SouthStar Energy Services LLC         L.L.C.             Delaware         Markets natural gas and related
                                                                                  services
--------------------------------------------- ------------------ ---------------- ----------------------------------
    Georgia Natural Gas Services, Inc.        Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
    AGL Investments, Inc.                     Corporation        Georgia          Intermediate holding company
--------------------------------------------- ------------------ ---------------- ----------------------------------
        AGL Consumer Services, Inc.           Corporation        Georgia          Markets energy-related consumer
                                                                                  services
--------------------------------------------- ------------------ ---------------- ----------------------------------
        AGL Gas Marketing, Inc.               Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
        AGL Power Services, Inc.              Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
        Georgia Energy Company                Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
        Trustees Investments, Inc.            Corporation        Georgia          Owns Trustees Gardens, a
                                                                                  residential and retail
                                                                                  development in Savannah, GA,
                                                                                  associated with a former MGP site
--------------------------------------------- ------------------ ---------------- ----------------------------------
        AGL Energy Wise Services, Inc.        Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
        Utilipro, Inc.                        Corporation        Georgia          Sells integrated customer care
                                                                                  solutions and billing service to
                                                                                  energy marketers
--------------------------------------------- ------------------ ---------------- ----------------------------------
              Utilipro International, Inc.    Corporation        Georgia          Inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
              Utilipro Canada Company         Corporation        Nova Scotia,     Inactive
                                                                 Canada
--------------------------------------------- ------------------ ---------------- ----------------------------------
        AGL Propane Services, Inc.            Corporation        Delaware         Holds a limited partnership
                                                                                  interest in US Propane LP
--------------------------------------------- ------------------ ---------------- ----------------------------------
              U.S. Propane, L.P.              Limited            Delaware         Holds stock of Heritage
                                              Partnership                         Holdings, Inc.
--------------------------------------------- ------------------ ---------------- ----------------------------------
                   Heritage Holdings, Inc.    Corporation        Delaware         The general partner of Heritage
                                                                                  Propane Partners, LP, a Master
                                                                                  Limited Partnership
--------------------------------------------- ------------------ ---------------- ----------------------------------
    AGL Energy Corporation                    Corporation        Delaware         Owns interest in US Propane, LLC
--------------------------------------------- ------------------ ---------------- ----------------------------------
        U.S. Propane, L.L.C.                  L.L.C.             Delaware         The general partner of U.S.
                                                                                  Propane, L.P.
--------------------------------------------- ------------------ ---------------- ----------------------------------
    AGL Networks, LLC                         L.L.C.             Delaware         Telecommunications company
                                                                                  (currently in start up phase)
--------------------------------------------- ------------------ ---------------- ----------------------------------
    AGL Interstate Pipeline Company           Corporation        Georgia          Owns 50% interest in Cumberland
                                                                                  Gas Pipeline Company
--------------------------------------------- ------------------ ---------------- ----------------------------------
        Cumberland Gas Pipeline Company       General            Delaware         Inactive
                                              Partnership
--------------------------------------------- ------------------ ---------------- ----------------------------------
    AGL Peaking Services, Inc.                Corporation        Georgia          Owns 50% interest in Etowah  LNG
                                                                                  Company, LLC
--------------------------------------------- ------------------ ---------------- ----------------------------------
        Etowah LNG Company, LLC               L.L.C.             Delaware         Formed to construct, own, and
                                                                                  operate a liquified natural gas
                                                                                  peaking facility, currently
                                                                                  inactive
--------------------------------------------- ------------------ ---------------- ----------------------------------
    AGL Services Company                      Corporation        Georgia          Service entity
--------------------------------------------- ------------------ ---------------- ----------------------------------
    AGL Capital Corporation                   Corporation        Nevada           Financing company
--------------------------------------------- ------------------ ---------------- ----------------------------------
    Virginia Natural Gas, Inc.                Corporation        Virginia         Gas utility company
--------------------------------------------- ------------------ ---------------- ----------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Atlanta and State of Georgia on the 9th day of October, 2000.

                                     AGL Resources Inc.


                                     By: /s/
                                     Paul R. Shlanta
                                     Senior Vice President and General Counsel

Attest:

/s/ Melanie M. Platt

                                  VERIFICATION

State of Georgia
County of Fulton

The undersigned being duly sworn and deposes and says that he has duly executed the attached notification of registration dated October 9, 2000 for and on behalf of AGL Resources Inc.; that he is the Senior Vice President and General Counsel of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                              /s/
                                                              Paul R. Shlanta


(Official Seal)

Subscribed and sworn to before me,

a Notary Public,

this 9th day of October, 2000.


 /s/ Pamela J. Anthony

My commission expires:

Pamela J. Anthony
Notary Public, Fulton County, Georgia
My Commission Expires February 2, 2001